Exhibit 21.1
Subsidiaries of the Registrant

Name	Jurisdiction

API Acquisition Sub, Inc.	Delaware
API Acquisition Sub II, LLC	Delaware
Clinical Data BV	The Netherlands
Cogenics, Inc.	Delaware
Cogenics Genome Express, SA	France
Epidauros Biotechnologie, AG	Germany
PGxHealth Holding, Inc.	Delaware
PGxHealth, LLC	Delaware
Spectronetics, NV	Curaçao, Netherlands Antilles